Exhibit 99.92

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL RENEWS NORMAL COURSE ISSUER BID

Vancouver, British Columbia — January 7, 2011 - Coastal Contacts Inc. (TSX: COA; Nasdaq OMX: COA) (“Coastal Contacts” or the “Company”) announced today that the Toronto Stock Exchange (the “Exchange”) has accepted Coastal Contacts’ notice of intention to make a normal course issuer bid (the “NCIB”) for its common shares through the facilities of the Exchange or Nasdaq OMX. On January 11, 2011, Coastal Contacts may commence making purchases of up to a maximum of 3,348,391 common shares, which represents approximately 10% of the Company’s public float. Any shares acquired will be purchased at the market price up to a maximum of 18,896 common shares per day thereafter for the duration of the NCIB, subject to the block purchase exemption. All shares acquired by Coastal pursuant to the NCIB will be cancelled following purchase.

Under a normal course issuer bid which began on December 30, 2009 and expired on December 29, 2010, the Company purchased a total of 1,685,448 common shares at an average price of $1.54 per common share, out of the 3,797,468 common shares approved for purchase.

The normal course issuer bid will terminate on the earlier of the date determined by Coastal Contacts or January 10, 2012. Coastal Contacts has 55,464,271 issued and outstanding common shares as at the date hereof.

About Coastal Contacts Inc.:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of contact lenses and eyeglasses. The Company’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For further information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.